Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: May 15, 2007
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press release

Swisscom’s bid for Fastweb was successful
Swisscom is pleased to announce that its bid for Fastweb shares was successful. The acceptance level of its offer is at 80.7%. Together with previously acquired 1.7% of Fastweb shares Swisscom will own 82.4% of Fastweb. The total purchase price is EUR 3.1 billion. Together with the assumed net debt of Fastweb of EUR 1.1 billion the total transaction amounts to EUR 4.2 billion or CHF 6.9 billion. Swisscom plans to finance the transaction through new debt of around CHF 5.9 billion, the proceeds from the sale of Antenna Hungaria of CHF 0.5 billion and the placement of treasury shares for an amount of up to CHF 0.5 billion. As now all conditions set in the offer document have been fulfilled, settlement of the tender offer will take place on 22 May 2007.
“We are very pleased that so many shareholders have accepted our offer”, says Carsten Schloter, CEO Swisscom. “We can now start working on our vision of a successful Swiss-Italian partnership”. Swisscom thanks Fastweb shareholders, the board of directors and management team as well as Fastweb employees for their cooperation and trust.
The offer period for Fastweb shares started on 10 April 2007 and finished on 15 May 2007. Settlement date of the transaction will be 22 May 2007. Swisscom will pay to each shareholder having tendered its Fastweb shares an amount of EUR 47 per share. In total, Fastweb shareholders tendered 64.1 million shares equalling 80.7% of the share capital of Fastweb to Swisscom. The purchase price for the tendered shares will be EUR 3.0 billion (CHF 5.0 billion). Together with 1.4 million shares previously acquired the ownership level stands at 82.4% and the total purchase price will be EUR 3.1 billion (CHF 5.1 billion).
Conditions to the Offer fulfilled
All conditions set in the offer document have been fulfilled. First, Swisscom received green light from the Swiss Competition Commission and the EU Commission as the contemplated acquisition would neither create nor strengthen a market dominant position. Second, Swisscom has reached an acceptance level of more than 50% of Fastweb share capital. Third, no actions which may hinder the offer or trigger serious changes to the market situation having a material adverse effect on the offer or Fastweb group business have occurred. Furthermore, there were no changes (or proposals of changes officially issued by the Italian Parliament or Government) to the legal and regulatory framework which may limit or however jeopardize the acquisition of Fastweb or the offeror’s rights to vote and its other rights in connection with Fastweb shares or Fastweb group business.

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Press release

Financing of the transaction
The transaction, consisting of the purchase price of EUR 3.1 billion and the assumed net debt of EUR 1.1 billion of Fastweb amounts to EUR 4.2 billion or CHF 6.9 billion. Swisscom plans to finance the transaction with new debt of around CHF 5.9 billion, the proceeds from the sale of Antenna Hungaria of CHF 0.5 billion and the sale of treasury shares for an amount of up to CHF 0.5 billion. Swisscom currently owns 4.9 million treasury shares. Treasury shares not required will be earmarked for deletion at the General Assembly in 2008.
Details of when and how monetisation should take place will follow later. The aim is to complete the sale of the required treasury shares in 2007. A bridging facility has been put in place to ensure completion of the transaction with Fastweb shareholders.
Swisscom’s treasury shares will not be and have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration.
Financial policy and new pay out policy
Going forward, Swisscom’s financial policy envisages to:
•	limit its Net Debt to a maximum of around 2x EBITDA

•	pay out around 50% of annual OpFCF to Swisscom shareholders*) in the form of dividends and possibly share buy backs, whereby it aims to pay at least stable dividends going forward

•	review on an annual basis how much strategic flexibility (vs. the limit of around 2x EBITDA) is needed. Funds not required for strategic flexibility can then be returned to shareholders on top of 50% of OpFCF

•	make a special share buy back of CHF 500 million in 2008
*) Operating Free Cash Flow to Swisscom shareholders defined as EBITDA — Capex +/- changes in net working capital — minorities
Cooperation will now start
Swisscom will now start to cooperate with Fastweb management to develop future business plans and explore forms of cooperation in more detail. For Swisscom, the transaction is a logical step in the implementation of its corporate strategy aimed at growing its core business and increase company value through new activities. As a strategic partner committed to the long term, Swisscom is investing in Fastweb with the clear objective of further exploiting the Fastweb competitive advantages and technological lead as well as expanding its portfolio of offerings. Fastweb’s operational business will continue to be separately managed. Within the next few weeks a General Assembly will be called and new members to the Board of Directors will be proposed.

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Press release

Swisscom intends to continue working with the existing successful management team and retain the well-positioned Fastweb brand in Italy.
Berne, 15 May 2007

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: May 15, 2007	by:	/s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law